SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: HY10 Part 1 of 5

Part 1 of 5
News Release

Aviva plc half year report for the six months ended 30 June 2010
  5th August 2010

Strong growth in profits and
capital generation

Strong growth in profits…	- IFRS operating profit up 21% to £1,270 million (HY 2009: £1,049 million) - General insurance COR of 97%, beating 98% 'meet or beat' target - Interim dividend per share up 6% to 9.5 pence
…and powerful capital generation…
-
£0.9 billion net capital generated in HY 2010 (HY 2009: £0.5 billion) and full year guidance increased from £1.3 billion to £1.5 billion
-
Improved capital efficiency: sales increased and capital invested in new business reduced to £0.5 billion (HY 2009: £0.9 billion)

…in the world's largest life and pensions markets
-
Long-term savings sales up 4% on HY 2009 to over £20 billion
-
Good profit growth in the UK and Europe driven by a leading position in the world's largest life and pensions markets, offering the greatest absolute growth over the next five years
-
Major new UK bancassurance partnership with Santander announced this week. In Europe bancassurance sales up by 20%

Performance demonstrates building momentum
-
Continued focus on profitable growth: group IRR on new business increased to 12% (HY 2009: 9.5%)
-
Focus on cost reduction has driven costs down a further 4%
-
Significant progress in the US: IRRs improved to 14%

Andrew Moss, group chief executive, commented:

"This was a good half year for Aviva. We achieved a 21% increase in operating profits, grew sales for the third consecutive quarter and improved the group's margin.

"At a time when predictability of cashflows and capital strength are crucial, Aviva's capital generation stands out, and allows us to invest in the profitable growth of the business and increase the dividend.

"Our first half earnings are tangible evidence of the progress we've made in the last few years - but there's more to do. We will continue to focus on customers and on the disciplined allocation of capital to ensure we grow Aviva profitably. While we remain alert to the macroeconomic environment and risks in financial markets, Aviva has excellent franchises in proven growth markets and we are confident about the future."

Key financial highlights
	IFRS			MCEV
	6 months 2010 £m	6 months 2009 £m	Change %	6 months 2010 £m	6 months 2009 £m	Change %
Long-term business IFRS profit	1,128	940	20%	1,918	1,607	19%
General insurance and health	525	545	(4)%	525	545	(4)%
Fund management	56	35	60%	13	(4)	425%
Other operations and regional costs	(47)	(107)	56%	(33)	(99)	67%
Corporate centre	(54)	(46)	(17)%	(54)	(46)	(17)%
Group debt and other interest costs	(338)	(318)	(6)%	(338)	(318)	(6)%
Operating profit before tax	1,270	1,049	21%	2,031	1,685	21%
Profit after tax	1,505	747	101%	896	919	(3)%
Net operating capital generated	£0.9bn	£ 0.5 bn
Interim dividend per share	9.5 p	9.0p		n/a	n/a
Net asset value per share	394p	353p		461p	404p
Earnings per share	38.8p	24.9p		28.5p	32.9p
Equity shareholders' funds	£11,051m	£ 9,660 m		£12,921m	£11,057m
Return on equity shareholders' funds	14.6%	12.8%		17.5%	16.8%

Long term business
	Present value of new business premiums		IRR
	6 months 2010 £m	6 months 2009 £m	6 months 2010%	6 months 2009%
United Kingdom	5,194	4,735	15%	13%
Aviva Europe	7,992	7,071	12%	13%
Delta Lloyd	1,732	1,780	5%	5%
North America	2,334	3,189	14%	7%
Asia Pacific	794	698	10%	7%
Total life and pensions	18,046	17,473	12.0%	9.5%
Investment sales	2,192	1,948
Long term savings sales	20,238	19,421

General insurance and health
	Net written premiums		Operating profit		GI COR
	6 months 2010 £m	6 months 2009 £m	6 months 2010 £m	6 months 2009 £m	6 months 2010%	6 months 2009%
United Kingdom	2,241	2,298	268	284	98%	99%
Aviva Europe	1,068	1,061	46	108	102%	96%
Delta Lloyd	707	677	81	59	93%	97%
North America	996	889	132	87	96%	97%
Asia Pacific	32	22	(2)	7	n/a	n/a
Total general insurance and health	5,044	4,947	525	545	97%	97%

Contacts
Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 Jonathan Price +44 (0)20 7662 2111 Jane Gillis +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 7654 Sue Winston +44 (0)20 7662 8221 Andrew Reid +44 (0)20 7662 3131 James Murgatroyd/ Conor McClafferty +44 (0)20 7251 3801	Newswire conference call 0730 hrs BST Analyst presentation 0830 hrs BST Live webcast www.aviva.com	Overview 1 Financial Supplements IFRS 27 New business 61 Capital 69 Analysis of assets 85 MCEV 1 Glossary Shareholder services

Chief executive's review
    Strong growth in profits and capital generation
Results reflect the success of management actions and strategy implementation.
I am pleased to report that Aviva has delivered a positive set of results for the first six months of 2010. We have increased IFRS operating profits by 21%, grown long-term savings new business sales by 4%, increased the group's internal rate of return (IRR) to 12%, reduced costs by 4%, improved the efficiency of our general insurance business and generated £0.9 billion of net capital.
This performance is testament to the progress we have made, implementing our One Aviva strategy and the decisive management actions that we have taken across the group to drive income up and expenses down.
The combination of our leading positions in life and non-life insurance has proved of great benefit yet again.  The composite model makes the most efficient use of our capital and also generates significant and resilient cashflows to support a sustainable dividend and to reinvest in the profitable growth of the business.
In the first six months of this year, we have delivered good profit growth in the UK and Europe, which account for more than 80% of Aviva's regional operating profit. Together, these two regions comprise the world's largest life and pensions markets, and are predicted to provide the greatest absolute growth in life and pensions sales over the next five years. We are ideally placed to benefit from this growth.
Excellent customer franchise...
At the heart of Aviva's success lies our commitment to our 53 million existing customers, and a focus on retaining and growing our customer base. Against an uncertain economic backdrop, it is clear that customers are turning to Aviva for their financial security.
Aviva's customer focus is creating value for shareholders and the benefits of our migration to a single, global brand are already emerging. Our global research, which measures customers' likelihood to recommend Aviva, has improved significantly relative to our competitors which is a key driver of the profitable growth of our business.

...generating strong sales growth across the group...
Our long-term savings new business sales increased by 4% to £20,238 million (HY 2009: £19,421 million), with significant contributions across all of our regions.
In the UK, we saw a strong performance in the annuity and protection markets as we achieved growth in life and pension sales for the third consecutive quarter, with sales of £5,194 million up 10% on HY 2009.
Consumers in Europe continue to show a desire to save and we have responded to their preference for products which offer lower risk and an element of guarantee. This resulted in us increasing our life and pensions sales in Europe, excluding Delta Lloyd, by 13% to £7,992 million (HY 2009: £7,071 million) in the first six months, a 15% increase on a local currency basis.
With more than 50 partnerships in place Aviva continues to be a bancassurance leader in Europe and this expertise enabled us to deliver a 20% increase in sales through banks, to £4,916 million (HY 2009: £4,093 million). This week we announced an exclusive five-year distribution agreement with Santander in the UK. This is further evidence of Aviva's bancassurance capability and the strength of our composite model. From the summer of 2011 we will offer a range of life protection products through 1,300 UK branches.
General insurance and health net written premiums increased by 2%. In UK general insurance we have returned to growth and saw net written premiums increase by 7% over the second half of 2009. Our improved pricing techniques and 'Aviva deal' advertising campaign increased our competitiveness and 100,000 more customers now hold direct motor insurance policies with Aviva than at the end of 2009.

In Canada, where we are the second largest general insurer, we struck a good balance between volume growth and rating, with premiums held at prior year levels in a competitive market environment.

...combined with increased profitability...
At the same time as increasing Aviva's sales we have also improved the profitability of new business. The group's IRR on new business sales, including investment products, has increased to 12% (FY 2009: 10% and HY 2009: 9.5%), as a result of our disciplined focus on writing more profitable business. The group's margin improved to 2.4% (FY 2009: 2.2% and HY 2009: 2.1%), largely driven by improvements in the UK.

...and further cost reductions...
We continue to focus on improving productivity. We reached our £500 million cost savings target one year ahead of schedule last year. In the first half of 2010 costs were 4% lower than the same period last year and the benefits of this are now flowing through to operating profit.
...we achieved strong growth in profits.
Aviva's IFRS operating profits rose to £1,270 million, up 21% (HY 2009: £1,049 million). This result was supported by good performances from Aviva's composite portfolio, including sustainable earnings from our substantial life businesses in the UK and Europe, and improved results in our fund management and non-insurance businesses.
In the
UK
, life IFRS operating profit was 26% higher at £463 million (HY 2009: £368 million). The UK business continues to benefit from scale, the strength of our brand, our focus on operating more efficiently, and the simplification of our customer service. In addition, the successful reattribution of the inherited estate in the UK improved IFRS profits by approximately £80 million in the first half of the year.
In
Europe,
excluding Delta Lloyd, life IFRS operating profit increased by 29% to £425 million (HY 2009: £330 million) driven by a strong performance in our major markets. We are gaining momentum on our Quantum Leap transformation having made significant progress in simplifying our product suite, delivering further cost reductions and receiving regulatory approval for our pan-European life and pensions carrier in Ireland. Aviva's total operating profit in Europe increased by 5%, despite challenging economic conditions in some of our markets. The lower margin on new business at 3.6% reflects the change in product mix, as savings products have become more popular with our customers.
In its first half year subsequent to listing
Delta Lloyd
delivered a 22% increase in operating profits to £235 million (HY 2009: £192 million). Delta Lloyd is focused on simplifying its organisation and improving efficiency and has today committed to further cost savings in 2011 and 2012.
North American
life IFRS operating profit increased by 258% to £86 million (HY 2009: £24 million), as a result of our actions to improve the profitability of the business and greater capital discipline. This performance reflects decisive management action to enhance profitability and improve product mix, combined with improved economic conditions. Our focus on capital efficient products, the pricing actions taken and the benefits of a capital solution supporting certain life business in the US, has seen an improvement in the IRR on new business to 14% compared to 7% reported for the full year 2009.
In
Asia Pacific
, underlying profits increased, supported by strong economic growth, lower new business strain and increased profitability of our existing business. IRRs on new business increased to 10%. However, life operating profit reduced to £35 million (HY 2009: £70 million) as last year's result included both a one-off £58 million release of life insurance reserves in Singapore and a £22 million contribution from the Australian life business which we sold on 1 October 2009.

The
worldwide general insurance
combined operating ratio (COR) in HY 2010 was 97%, beating the group's 'meet or beat' target of 98%. This includes lower prior year reserve releases. In UK general insurance current year operating profits increased by 24% to £197 million in the first half of the year (HY09: £159 million) as a result of our disciplined approach to underwriting and sophisticated pricing across the business. In Canada our general insurance operating profit increased by 52% to £132 million (HY09: £87 million) reflecting our focus on underwriting and operational effectiveness and favourable weather experience.
The worldwide general insurance expense ratio improved to 11.8% (HY 2009: 12.3%), reflecting cost savings from our efficiency programmes and the actions we have taken across the group to manage our cost base. However, the combination of high levels of claims following adverse weather in some countries and lower levels of reserve releases meant that the group's general insurance and health operating profit was lower at £525 million (HY 2009: £545 million).
Our global asset management business,
Aviva Investors
, delivered a significantly higher operating profit at £42 million (HY 2009: £36 million), up 17%. The business benefitted from a combination of improved equity and real estate markets, positive net client flows and higher fee rates on new external business.

Our capital generation is a clear differentiator...
In July, we showed our commitment to bringing greater clarity to how Aviva generates capital, how that is turned into cash and what we do with that cash.
These results underline the strong and resilient capital generating capability of the group. In the first six months of 2010 Aviva delivered £0.9 billion of capital and we are on track to generate £1.5 billion by the end of the year - an increase of 50% on 2009 and ahead of our previously announced £1.3 billion guidance.

....supporting disciplined reinvestment driving profitable growth...
Aviva's strong capital generation enables us to drive future profitable growth through focused reinvestment in our businesses. Our composite model continues to deliver strategic benefits for Aviva, with the general insurance business generating cash for investment in the profitable growth of our life businesses.
We apply two criteria when evaluating new business opportunities: an IRR of at least 12% and payback in less than 10 years. We are now achieving this in our core markets of the UK and Europe, excluding Delta Lloyd, and in North America. In Asia Pacific, where we are still developing our franchise in a number of markets, we increased our IRR to 10%.

...and a sustainable and growing dividend.
The combination of the resilient capital generation from the significant scale of our life in-force book and the earnings stream from our general insurance business provides a powerful base from which we pay sustainable dividends. We have therefore announced a 6% increase in the interim dividend to 9.5 pence.
Our balance sheet remains robust and...
Our balance sheet remains very strong. The IGD surplus is robust at £3.8 billion and remains well above the levels before the global financial crisis. In addition, the provisions of £1.1 billion against our corporate bond and commercial mortgages portfolios in the UK remain untouched. We have further protection against market volatility in the form of equity and Euro FX hedge contracts, and our exposure to sovereign debt is well within the group's risk appetite and held for the long-term.
...we are taking action to limit our pension liabilities.
Our proposal to close the UK final salary pension scheme to future accrual and remove the link to final salary is currently in consultation.  This will limit the pension fund liability, reduce future costs and provide a more equitable arrangement for our UK staff.  This was a difficult decision but is another example of taking action today to put the business on a firm long term footing.
We have further strengthened the leadership team
As always, these results must be attributed to the hard work, dedication and talent of all of our employees.
During the last six months we have further strengthened our senior management team and these changes are already having a positive impact on our performance. Pat Regan joined in February as our new Chief Financial Officer from Willis and at the start of the year, Igal Mayer was appointed Chief Executive of our North American business. Robin Spencer was appointed to the role of Chief Risk Officer in January and Jason Windsor will be joining Aviva from Morgan Stanley as Strategy Director in August. Aviva's ability to attract and retain the best talent brings us continuing and sustainable competitive advantage.

Looking ahead
Our overriding objective is to increase the profits and value from our existing businesses. In Europe and the UK we stand to benefit from the $1.7 trillion estimated to be invested in life and pensions in the next five years. In North America we will continue to improve the profitability of the business and will require it to fund its own growth. In Asia we will develop the value of our franchise organically, taking advantage of the region's attractive growth potential. At Aviva Investors we will continue to grow third party assets under management.
We remain alert to the macroeconomic environment and risks in financial markets but we will retain our focus on our customers and with excellent franchises in proven growth markets we are confident about our future.

Andrew Moss
Group chief executive

Regional performance

United Kingdom

- IFRS operating profit £728million (HY 2009: £604million)

- Life and pension sales £5,194million (HY 2009: £4,735million)

- Life new business gross margin up to 3.4% (HY 2009:  2.1%)

- IRR 15% (HY 2009: 13%)

- General Insurance COR of 98% (HY 2009: 99%)

A very strong performance across profits, sales, service and efficiency...
•      Record profits in UK life business
•      Significant progress in bringing UK businesses closer together and both voted UK's top insurer this year by insurance intermediaries
•      Excellent operational capital generation, up 17% at £484 million, through continued disciplined approach to capital management
•      Aviva is unique as the only major composite UK insurer bringing customers greater choice and supporting the group's diversified earnings stream.
...as we see the results of the transformation of our UK life business...
•      £463 million IFRS life operating profit is a record result, an increase of 26% on the same period last year and more than the full year result in 2005 when we began the transformation
·
Our unlevered IRR increased to 15% (HY 2009: 13%), 36% higher than the 2005 level, with a reduced payback to seven years
·
Third consecutive quarter of life sales growth with life margin doubling to 3.4% over the last 18 months through disciplined management of business mix, expenses and capital
·
Clear focus on new business capital efficiency with life new business strain at 3% (HY 2009:3%)
·
Life customer and distributor satisfaction levels at highest level yet.
...with general insurance returning to growth and meeting our profitability targets...
•
      Benefits of ongoing transformation coming through with COR on target and continuing underlying improvement in current year profitability
•      We have returned to growth compared to second half of 2009 with strong direct sales and through RAC panel
·

Increased competitiveness through improved pricing techniques and our 'Aviva deal' advertising campaign
•      100,000 more customers now hold direct motor insurance policies with Aviva than at the end of 2009
•      Strong retention rates across all classes of business
•       RAC remains top breakdown service provider
•       Aviva's service rated best in class by brokers for
 commercial lines and number two for personal lines.
...and significant management actions to transform the UK business.
•      Further efficiency improvements with operating costs down by 12% in the half year (in total, operating costs in the UK business have reduced by 25% since HY 2007 when general insurance transformation began)

•      Outsourcing of almost two million life policies to Swiss Re is nearing completion and has delivered annual cost savings of £37million and capital benefits
·
Significant reduction in general insurance expense ratio as a result of reshaping of general insurance portfolio and supporting operations. (Reduced to 11.5% in HY 2010 from 11.7% in HY 2009 and 13.9% in FY 2007)

•      Proposal to close final salary pension scheme is out to consultation. Current proposal is to close to future accrual and remove final salary link. Our aim is to limit the size of the pension fund deficit, reduce future costs and provide a more equitable arrangement for UK staff
•      The successful reattribution of the inherited estate has improved half year IFRS operating profits by approximately £80 million, of which £60 million is a  recurring benefit from the expected return on the reattributed assets and the time-value unwind of guarantee costs. A further £20 million reflects policyholder behaviour.
Continue to benefit from our unique composite model and growing customer franchise.
·
Investment in the brand clearly paying off with awareness and consideration at highest levels yet, driving customer interest and sales
•      Enhanced competitive position demonstrated through our new exclusive distribution agreement with Santander for protection products over five years, building on our existing general insurance partnership
·
Heads
of terms
 agreed to renew our successful strategic partnership with Royal Bank of Scotland with a new, exclusive seven year distribution agreement for the sale of life, protection and pension products from 2011.  Under the agreement we will take full ownership of the jointly-owned life companies.  Group net asset value is expected to increase by around £130 million and the quality of capital will improve as goodwill is converted into net assets and value of in force profits
·

Strong performance in our risk business with annuity sales almost doubling through market leading postcode pricing adopted from our general insurance business
·

Protection sales growing by 10% and 3600 average weekly applications for our simplified life product of which 80% are through 'one stop' electronic processing.
Outlook
•      Diversified and sustainable income and profit streams means we are well positioned to build on the momentum of the first half of 2010 in the UK despite an uncertain economic climate
•      As we continue to transform our business we will maintain our focus on maximising profitability and prudently deploying capital as we grow
·
Our composite business model gives us significant opportunity to extract further value as we bring our businesses closer together and deliver benefit for customers, business partners and shareholders. In particular, we see opportunities in distribution, customer service and cost management.

Europe

 Aviva Europe

- IFRS operating profit of £434 million (HY 2009: £415million)

- Life and pension sales of £7,992 million (HY 2009: £7,071million)

- Life new business gross margin 3.6% (HY 2009: 3.8%)

- IRR 12% (HY 2009: 13%)

- General insurance COR of 102% (HY 2009: 96%)

A strong result...
•      Delivering sustainable profit growth underpinned by our Quantum Leap transformation
•      29% growth in life IFRS operating profit driven by strong performance across France, Italy and Spain, and change in reserving practices for protection business to a realistic basis in Ireland
•      Life and pensions sales increased by 13% (15% on a local currency basis) to £7,992 million as Aviva responded to customers' demand for savings products with guarantees whilst maintaining underlying product margins
•      General insurance: profits were down (HY2010: £46 million; HY2009: £108 million) affected by a second year of adverse weather in France and Ireland, and lower levels of reserve releases.
...across bancassurance and retail...
•      Clear leader in bancassurance with 51 agreements driving strong sales growth, up 20% (23% on a local currency basis)
•
3% growth in retail sales (4% on a local currency basis) driven by a strong performance in France as a result of the continued strength of our partnership with AFER, France's largest savings association.
...as Quantum Leap transformation delivers...
•      Transformation programme, integrating operations of 12 separate businesses into one single organisation bringing customer and cost benefits
•      Further progress on simplifying product suite to meet customers' needs with 300 products removed to date
•      Focus on productivity and expense management led to a 5% cost reduction compared to the first half of 2009
·
Irish regulatory approval granted for pan-European life and pensions carrier and creation of branches in a number of countries subject to local regulatory consent.
...and significantly strengthens our customer franchise.
·
Operating under a single brand in 12 markets, following successful brand transition in Ireland and Poland
•      Delivering for our customers: rapid and effective response to French customers hit by winter storms supported by a simplified claims payment process
·
Piloted a cross-selling model which will target seven million customers across Europe by end of 2010.
Outlook
•      Our channel and market diversity makes us uniquely placed to take advantage of the growth opportunity in Europe
•      We are developing capital efficient, pan-European products which meet customers' needs and improve returns to shareholders
•      We are capitalising on our claims transformation centre of excellence to maximise our general insurance result

Delta Lloyd

- IFRS operating profit of £235 million (HY 2009: £192 million)

- Life and pensions sales of £1,732 million (HY 2009: £1,780 million)

- Life new business gross margin at 3.3% (HY 2009: 1.9%)

- IRR 5% (HY 2009: 5%)

- General insurance COR of 93% (HY 2009: 97%)

Strong growth in profit...
•      Operating profit of £235 million, a 22% increase
•      Life insurance: operating profit decreased due to lower expected investment returns
•      General insurance: operating profit and COR stronger, with positive development in disability business offsetting the claims impact of adverse weather.
...reflects actions taken to focus on core activities and reduce exposures...
•      Progress being made in closing the German operation to new business
•      Delta Lloyd Bank Nederland has transferred its private banking activities to the Amsterdam-based Bank ten Cate & Cie with effect from 9 July 2010
•      Exposure to Southern Europe & Ireland sovereign and sub-sovereign debt more than halved since December 2009
·
Restructuring and simplification of organisation announced to enhance efficiency and deliver further cost savings of €100 million by 2012.
...and significantly strengthens our customer offer.
•      Launch of a joint venture with BinckBank in January 2011 which will offer defined contribution group pension schemes, taking advantage of new legislation
•      Successful Delta Deelnemingen Fund now managed solely by Delta Lloyd
•      In line with industry-wide initiatives, Delta Lloyd has announced its proposed compensation for clients in group defined contribution pension schemes.
Outlook
•      We view the group pension scheme transfer market as an area of continued growth.
•      We see indications of a hardening of general insurance rates in the medium term.

North America

- IFRS operating profit £209 million (HY 2009: £103 million)

- Life and pension sales £2,334 million (HY 2009: £3,189 million)

- Life new business gross margin 0.2% (HY 2009: 0.5%)

- IRR 14% (HY 2009: 7%)

- General insurance COR 96% (HY 2009: 97%)

Strong momentum across North America...
•      Doubling of IFRS profits in a challenging economic environment reflects decisive management actions in the US, to enhance profitability and strengthen successful distribution relationships combined with strong general insurance result in Canada
•      Major improvement in new business profitability in US with 14% unlevered IRR on new business and a payback of four years, compared to 7% IRR and 14 years payback for the full year 2009
•      Strong performance in Canada with operating profit up 52% to £132 million (HY 2009: £87million) largely as a result of focus on operational and underwriting effectiveness, and relatively benign weather in the first half of the year.
...with very healthy profit growth in the US...
•      Successful efforts to rebalance the book and greater focus on profitable life protection business and disciplined spread management led to significant growth in life operating profit, up 258% to £86 million (HY 2009: £24 million)
•      Sales were down 27% compared to the first half of 2009, as annuity growth was deliberately moderated and management focused on profitability and capital efficiency.
...and positive general insurance result in Canada.
•      Actions to improve underwriting and pricing combined with favourable weather conditions in the first half of 2010 contributed to an improvement in the COR to 96% (HY09: 97%)
•      Good balance struck between volume growth and rating, with premiums held at prior year levels in a competitive market environment (net written premiums were broadly the same as the first half of 2009 on a local currency basis and up 12% on a sterling basis).
Outlook
•      In the US - we expect continuing earnings momentum into the second half of the year combined with maintaining our focus on self-funded profitable growth
•      In Canada - we expect executing our strategy to further enhance our sophisticated pricing and underwriting, while benefitting from the expected improvements in the personal lines rating environment.

Asia Pacific

- IFRS operating profit £14 million (HY 2009: £63 million)

- Life and pensions sales £794 million (HY 2009: £532 million*)

- IRR 10% (HY 2009: 7%)

- Life new business gross margin 2.3% (HY 2009: 1.1%*)

        *Excluding Australia

Growing attractive Asian franchise organically for the longer term.
•      Well positioned across nine markets to benefit from the region's long-term growth potential.
Delivered substantial profit growth...
•      Underlying profits strengthened against first half of 2009*, driven by actions to manage new business costs and increase profits flowing from existing business
•      Improvement in new business profitability, with margins increased from 1.1% in HY 2009 to 2.3% this half year as a result of disciplined cost management, increased scale and focus on product profitability.
...as sales picked up significantly...
•      Life and pensions sales increased by 49% to £794 million reflecting an improving economic environment and confidence in investment markets.
...especially in key markets of India and China.
•     Key markets of India and China, which will be a major part of Aviva's future growth in the region, delivered a 40% increase in life and pensions sales in the first half of 2010 compared to the same period a year ago.
Outlook
•      We expect the region's long term potential to offer opportunities to further deepen our footprint in Asian markets
•      Our strong distribution partnerships and regional operating model are a strong platform from which to build further scale and sell profitable business to grow our franchise value.

* excluding a one-off release of reserves in Singapore of £58million and £22million for the Australian life business sold on 1 October 2009

Aviva Investors
- IFRS operating profit £42 million (HY 2009: £36 million)
- Of the total £380 billion funds under management, Aviva Investors managed £200 billion of internal funds and £48 billion of external funds
- Net funded new business flows of £0.5 billion (HY 2009: £2.8 billion), comprising third party inflows of £0.8 billion (HY 2009: £1.7 billion) and Aviva group outflows of £0.3 billion (HY 2009: inflows of £1.1 billion)

Positive investment performance...
·
Across the business where clients have specific performance benchmarks Aviva Investors has met or exceeded 80% of these over one year and  60% over three years
·
We continue to be a market leader in the UK in Fixed Income and see significant opportunities for growth in this space, with a highly experienced team and fixed income assets under management globally making up 60% of our £248 billion assets under management (as at 30 June 2010).
·
We have received recognition of improved investment performance from investment consultants and independent industry observers such as Morningstar.
...and continuing development of our global infrastructure and operating platforms
·
Global business development, sales processes and client service infrastructure in place
·
More than 75% of external sales classified as cross border (i.e. sold in a jurisdiction where they are not manufactured)
·
Successful integration of River Road following its acquisition by Aviva Investors in early 2010
·
Leading position in UK real estate underlined by recent agreement to take over the management of Henderson's International Property Fund (with effect from August 2010).
... helps to drive third party sales and profits...
·
Net funded inflows from third party clients of £0.8 billion and a further £0.5 billion of unfunded sales, lower than H1 2009 but generating significantly higher annualised revenues, which increased by 67% compared to the first half of 2009
·
Average fee rates on gross funded third party sales were 56%  higher than full year 2009
·
Significant mandates from new clients made up around £1 billion of inflows for the half year
·
These developments, coupled with higher market values for Equity and Real Estate assets, have helped to increase operating profit by 17% to £42 million.
...and material contribution to group profitability...
·
Investment return is a major  driver of Aviva's profitability and outperformance of benchmarks by Aviva Investors helped to deliver the significant investment return earned by the group in first half of 2010
·
Strong investment performance supports retention of life back book and is instrumental to group's future capital generation.
Outlook
•      We will leverage investment in systems and processes to deliver further growth of third party sales in our priority areas of fixed income, real estate, retirement solutions and selectively in equities/
Notes to editors

Notes to editors
Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.
Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £45.1 billion and funds under management of £379 billion at 31 December 2009.
*  Based on 2009 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.
The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.
All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.87 (6 months to 30 June 2009: 1 euro = £0.89) and £1 = US$1.53 (6 months to 30 June 2009: £1 = US$1.49).
Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.
Definition: Present value of new business premiums (PVNBP)

PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.
Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").
This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.
For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 30 March 2010. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/5659Q_1-2010-8-4.pdf

End of Part 1 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 August, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary